UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

ENTERPRISE PRODUCTS PARTNERS L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

293792-10-7
(CUSIP Number)

Richard H. Bachmann
2727 North Loop West
Houston, Texas 77008-1044
(713) 880-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

July 29, 2004
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [  ]

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

Dan L. Duncan	###-##-####

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

10,535,786
	8.	Shared Voting Power

115,540,924
	9.	Sole Dispositive Power

10,535,786
	10.	Shared Dispositive Power

115,540,924
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

126,076,710
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

49.3%
14.	Type of Reporting Person

IN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings L.P.)	54-2093702

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

115,540,924
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

115,540,924
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

115,540,924
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

45.2%
14.	Type of Reporting Person

PN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

Duncan Familiy Interests, Inc. (formerly EPC Partners II, Inc.)	51-0371329

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

115,540,924
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

115,540,924
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

115,540,924
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

45.2%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	EPCO, Inc. (formerly Enterprise Products Company)	74-1675622

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

115,540,924
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

115,540,924
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

115,540,924
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

45.2%
14.	Type of Reporting Person

CO

        This Amendment No. 4 on Schedule 13D/A (“Amendment No. 4”) is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings, L.P.), a Delaware limited partnership (“DFIDH”), Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.), a Delaware corporation (“DFI”), and EPCO, Inc. (formerly Enterprise Products Company), a Texas corporation (“EPCO”) to amend the Schedule 13D originally filed on August 14, 2003, as amended by Amendment No. 1 thereto, filed September 12, 2003, Amendment No. 2 thereto, filed December 19, 2003, and Amendment No. 3 thereto, filed June 2, 2004 (the “Original Schedule 13D”), by Dan Duncan, DFIDH, DFI and EPCO (collectively, the “Reporting Persons”).

        Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.

Item 1.   Security and Issuer.

         No change to this Item.

Item 2.   Identity and Background.

         No change to this Item.

Item 3.   Source and Amount of Funds or Other Consideration.

        Item 3 of the Original Schedule 13D is hereby amended by adding the following at the end of such item:

        On May 12, 2004, Dan Duncan purchased 2,116 Common Units pursuant to the Issuer’s Distribution Reinvestment Plan. The source of the funds used to purchase such Common Units pursuant to the Distribution Reinvestment Plan was the quarterly cash distributions on the Common Units held by Dan Duncan individually at that time.

        On July 29, 2004, all of the Issuer’s 4,413,549 Class B Special Units owned by DFIDH converted into an equal number of the Issuer’s Common Units following approval of the conversion at the special meeting of the Issuer’s Common Unitholders held that day. DFIDH purchased the Class B Special Units from the Issuer on December 17, 2003 for a total price of $100,000,000 ($22.6575 per unit). DFIDH received the funds used to purchase the Class B Special Units from EPCO, its parent company, which borrowed such funds under its bank credit facilities, copies of which are filed as exhibits hereto. The Class B Special Units were not convertible into Common Units prior to obtaining the approval of the holders of the Issuer’s outstanding Common Units at a meeting duly called and held.

        On August 4, 2004, DFIDH purchased 1,500,000 Common Units in the Issuer’s public offering of 17,250,000 of its Common Units at the public offering price of $20.20 per Common Unit. The source of the funds used to purchase such Common Units in the Issuer’s public offering was the quarterly cash distributions on the Common Units currently held by DFIDH.

        On August 6, 2004, Dan Duncan purchased 40 Common Units pursuant to the Issuer’s Distribution Reinvestment Plan. The source of the funds used to purchase such Common Units pursuant to the Distribution Reinvestment Plan was the quarterly cash distributions on 2,116 Common Units held by Dan Duncan individually at that time.

Item 4.   Purpose of the Transaction.

         No change to this Item.

Item 5.   Interest in Securities of the Issuer.

        Item 5 of the Original Schedule 13D is deleted in its entirety and the following is substituted in lieu thereof:

        (a) DFIDH holds directly 115,540,924 Common Units. DFIDH is an indirect wholly-owned subsidiary of DFI. Accordingly, DFI has an indirect beneficial ownership interest in the 115,540,924 Common Units owned by DFIDH.

        DFI is a wholly-owned subsidiary of EPCO. Therefore, EPCO has an indirect beneficial ownership interest in the 115,540,924 Common Units held by DFIDH.

        Dan Duncan is the record owner of 313,756 Common Units. Therefore, Dan Duncan exercises sole voting and dispositive power with respect to the 313,756 Common Units that he owns. In addition, Dan Duncan has the sole power to direct the voting and disposition of the Common Units held by (1) the Duncan Family 1998 Trust, which owns 5,918,200 Common Units, and (2) the Duncan Family 2000 Trust, which owns 4,300,036 Common Units. Therefore, Dan Duncan is also the beneficial owner of the 5,918,200 and 4,300,036 Common Units held by the Duncan Family 1998 Trust and the Duncan Family 2000 Trust, respectively.

        Dan Duncan owns 50.437% of the voting stock of EPCO and, accordingly, exercises shared voting and dispositive power with respect to the 115,540,924 Common Units beneficially owned by EPCO, which, together with Dan Duncan’s 313,756 Common Units, the 5,918,200 Common Units owned by the Duncan Family 1998 Trust, and the 4,300,036 Common Units owned by the Duncan Family 2000 Trust, represents 49.3% of the outstanding Common Units (based upon the number of Common Units outstanding as of August 20, 2004). The remaining shares of EPCO capital stock are owned primarily by trusts established for the benefit of Dan Duncan’s family.

        (b) As set forth herein, Dan Duncan has sole voting and dispositive power over the 313,756 Common Units that he owns, the 5,918,200 Common Units owned by the Duncan Family 1998 Trust, and the 4,300,036 Common Units owned by the Duncan Family 2000 Trust. Dan Duncan also has shared voting and dispositive power over the 115,540,924 Common Units beneficially owned by EPCO.

        As set forth herein, EPCO has shared voting and dispositive power over the 115,540,924 Common Units beneficially owned by DFIDH (an indirect wholly-owned subsidiary of EPCO).

        As set forth herein, DFI (a wholly-owned subsidiary of EPCO) has shared voting and dispositive power over the 115,540,924 Common Units beneficially owned by DFIDH, its indirect wholly-owned subsidiary.

        As set forth herein, DFIDH has shared voting and dispositive power over the 115,540,924 Common Units beneficially owned by DFIDH.

        (c) Except as otherwise set forth herein, none of the Reporting Persons have effected any transactions in Common Units in the past 60 days.

        On June 24, 2004, DFIDH transferred 1,440,000 Common Units to the Duncan Family 1998 Trust for no consideration.

        On July 6, 2004, EPCO transferred 531,200 Common Units to DFIDH for no consideration.

        On July 29, 2004, all of DFIDH’s 4,413,549 Class B Special Units were converted into an equal number of the Issuer’s Common Units for no consideration.

        On August 4, 2004, DFIDH purchased 1,500,000 Common Units in the Issuer’s public offering of 17,250,000 Common Units at the public offering price of $20.20 per Common Unit.

        On August 6, 2004, Dan Duncan purchased 40 Common Units pursuant to the Issuer’s Distribution Reinvestment Plan at a price of $19.44 per Common Unit. The source of the funds used to purchase such Common Units pursuant to the Distribution Reinvestment Plan was the quarterly cash distributions on 2,116 Common Units held by Dan Duncan individually at that time.

        (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.

        (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to
                Securities of the Issuer.

         No change to this Item.

Item 7.   Material to be Filed as Exhibits.

        Item 7 of the Original Schedule 13D is hereby amended by adding the following at the end of such item:

(99.1)	Amended and Restated Credit Agreement dated as of October 31, 2003 among Enterprise Products Company, the lenders party thereto, Wachovia Bank, National Association, as Administrative Agent, The Bank of Nova Scotia, as Syndication Agent, and Bank One, NA, Royal Bank of Canada and Mizuho Corporate Bank, Ltd., as Documentation Agents, with Wachovia Capital Markets, LLC, as Joint Lead Arranger and Sole Book Manager, and The Bank of Nova Scotia, as Joint Lead Arranger.
(99.2)	Credit Agreement dated as of December 17, 2004 among Enterprise Products Company, the lenders party thereto and Compass Bank, as Administrative Agent.

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2004	/s/ Dan L. Duncan
Dan L. Duncan

Dated: August 20, 2004	DFI DELAWARE HOLDINGS L.P.

	By:	DFI Delaware General, LLC, Its general partner

	By:	/s/ Darryl E. Smith
Darryl E. Smith Manager

Dated: August 20, 2004	EPCO, Inc.

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann Executive Vice President

Dated: August 20, 2004	DUNCAN FAMILY INTERESTS, INC.

	By:	/s/ Darryl E. Smith
Darryl E. Smith Treasurer